Exhibit 3.1

Franklin Electronic Publishers, Incorporated

Amendment to By-Laws

Section 3-02. Annual Meeting. An annual meeting of the shareholders shall be held each year at such time and on such date as shall be designated by resolution of the Board of Directors for the election of directors and the transaction of such other business as may be brought before the meeting in accordance with Section 3-15 herein. If a meeting for the election of directors shall not be held before the end of any calendar year, any shareholder may call such meeting at any time thereafter.